EXHIBIT 24

                    [PROLER INTERNATIONAL CORP. LETTERHEAD]

November 13, 1996

Mr. Robert Philip
President/CEO
Schnitzer Steel Industries, Inc.
3200 NW Yeon Avenue
Portland, Oregon  97296-0047

Dear Bob:                                                   FAX:  503/323-2793

Proler's Board of Directors has received and considered your letter dated November 13, 1996 (the "Waiver Letter") and has determined that, as required by the proviso at the end of the first paragraph of the Waiver Letter, Schnitzer's offer to purchase Proler's common stock, with the waiver of conditions set forth in the Waiver Letter, is superior to the offer made November 8, 1996 by Hugo Neu Corporation as amended by Hugo Neu's letter dated November 13, 1996. Accordingly, the waivers set forth in the Waiver Letter have become effective today.

Very truly yours,

/s/ BRUCE WILKINSON
    Bruce Wilkinson
    President